Exhibit 1.5

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Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

Berner Foods Wins Private Label Buyer’s 2006 Category Colonel Award Using Ross ERP Applications from CDC Software

Leading Dairy Food Processor Leverages Ross ERP to Achieve Success in Private-Label Manufacturing

ATLANTA – August 14, 2006 – Ross Systems, a global provider of enterprise software solutions and a division of CDC Software, a subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that its customer Berner Foods has been awarded Private Label Buyer’s 2006 Category Colonel Award for private-label condiments. As the dairy industry’s leading private-label manufacturer of premium, processed cheese products, the award underscores Berner’s commitment to quality and customer service.

Recipients of the prestigious Colonel Award are determined by retail executives who evaluate companies based on dedication to private label manufacturing; knowledge of the retailer’s business model; and ability to help retailers drive their store brand volume, profits and competitive differentiation. To address these customer-driven criteria and maintain a competitive advantage, Berner relies on Ross’ enterprise resource planning (ERP) solution for food processors as its operational system of record.

“Ross ERP has enabled Berner to become a leading supplier of store brand products by creating new efficiencies that are critical in private-label manufacturing,” said Steve Faye, executive vice president of sales for Berner. “From consistent product quality and more robust inventory tracking capabilities, to increased on-time delivery and virtually-eliminated product stock-outs, we attribute much of our success and this Colonel Award to our use of the Ross ERP system.”

As specialists in the food and beverage industry, Ross ERP is designed to meet the specific needs of food processors including quality control, regulatory compliance, food safety and profit-margin improvement. In addition, Ross ERP provides the technology platform that rapidly growing private-label manufacturers such as Berner need to maximize efficiency and consistently meet the expectations of their most demanding store brand customers.

“Food processors, large and small, rely on Ross ERP to ensure the safety and quality of products, provide excellent customer service and optimize forecasting, production scheduling and inventory management,” said Beth Berndt, director of industry solutions at Ross, focused on the food and beverage sector. “We are honored to contribute to Berner’s achievements and the success that thousands of our customers worldwide experience each day with software solutions from Ross Systems.”

About Ross Systems
Ross Systems, Inc., a software unit of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information about Ross Systems please visit the website: www.rossinc.com.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About Berner Foods
Berner Foods, Inc. is a market-leading supplier of quality food products including processed cheese, natural cheese and soy beverages. With entrepreneurial beginnings as Swiss cheese makers dating back 60 years, Berner Foods offers leading-edge products and services to the supermarket, drug, mass merchandiser, club, dollar store, specialty food distributor, foodservice and contract manufacturing channels.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability the use of Ross ERP will help retailers drive store brand volume, profits and competitive differentiation, provide a competitive advantage, achieve consistent product quality, provide robust inventory tracking, increase on-time delivery and eliminate product stock-outs. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the food manufacturing industry; the continued ability of Ross’ solutions to address industry-specific requirements of food manufacturers; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow food manufacturing companies to compete more effectively and changes in the type of information required to compete in the food manufacturing business. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006.  All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release.  The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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